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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
[ ] Form 10-Q	[ ] Form N-SAR	[X] Form 10-KSB
[ ] Form 10-QSB

For Period Ended: December 31, 1999		SEC File Number 1-15541
[ ] Transition Report on Form 10-K		CUSIP Number 148562 10 2
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

CASTLEGUARD ENERGY, INC.
(Full Name of Registrant)

4625 Greenville Avenue, Suite 203, Dallas, TX (Address of principal executive offices)

Dallas, Texas (City and State)		75206 (Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB requires the filing of audited financial statements. The audited financials are being prepared by our auditors; however, despite Registrant's diligent efforts, the audited financial statements due from the auditors have been delayed.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

John Hawitt	214		361-1755
(Name)	(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?	[X] Yes	[ ] No

If answer is no, identify reports.

(3)

Is it anticipated that any significant
change in results of operations from the
corresponding period for the last
fiscal year will be reflected by the
earnings statements to be included
in the subject report or portion preceding
12 months been filed?

		[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CASTLEGUARD ENERGY, INC.
(Name of Registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000

CASTLEGUARD ENERGY, INC.
By: /s/ Bob G. Honea
Bob G. Honea
President

ATTENTION
Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).